SEGA

SEGA CORPORATION

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

February 17, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20549

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Notice of the Resolution of the Extraordinary Meeting of Shareholders
- Notice of the Appointment of the Representative Director and New Business Execution Structures

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,

February 17, 2004
SEGA CORPORATION
Hisao Oguchi,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
Corporate Planning Division

Notice of the Appointment of the Representative Director and the Management Structures (to be effective February 17, 2004)

SEGA CORPORATION announced today that at the board meeting, it appointed the representative director and to establish the new business execution structures to be effective from February 17, 2004.

1. Appointment of the Representative Director (To be Effective February 17, 2004)
   Chairman and Representative Director: Hajime Satomi

2. New Business Execution Structure (To be Effective February 17, 2004)
   Chairman and Representative Director: Hajime Satomi (newly appointed)
   President and Representative Director: Hisao Oguchi
   Vice Chairman and Director: Hideki Sato
   Directors: Tetsu Kayama
   Akira Nagai
   Hisashi Suzuki
   Yoshiharu Suzuki (newly appointed)

   Statutory Auditors: Kazutada Ieda
   Iwao Nishi

   Auditors: Kinzuke Miyazaki
   Yoshiyasu Gemma

Two Directors of the Company, Masahiro Aozono and Makoto Kaneshiro, resigned their position as of February 16, 2004.

End

BIOGRAPHY

(As of February 17, 2004)

Name: **Hajime Satomi**

Date of Birth: January 16, 1942

Employment:

March 1968 : Withdrew from Aoyama Gakuin University

November 1975: Founder and Assumed Director of Sammy Corporation

March 1980: President and Representative Director of Sammy Corporation (present position)

October 2002: Chairman, Representative Director, and CEO of Sammy Holding Co., Inc. (present position)

December 2003: Executive Advisor of SEGA CORPORATION

February 2004: Chairman and Representative Director of SEGA CORPORATION

February 17, 2003

SEGA CORPORATION
2-12, Haneda 1-chome
Ohta-ku, Tokyo 1448531
Hisao Oguchi,
President and Representative Director

Notice of the Resolution of the Extraordinary Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the item below was resolved at the Extraordinary Meeting of Shareholders (the "Meeting").

Matter resolved:

First item: Election of 2 Directors

Hajime Satomi and Yoshiharu Suzuki were elected as Directors of the Company

End